Exhibit 4.6

DESCRIPTION OF REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Reading International, Inc., Nevada corporation ("we," "our," or the "Company"), has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A Common Stock and our Class B Common Stock (each as defined below).

The following description of our Class A Common Stock and our Class B Common Stock is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the full text of our amended and restated articles of incorporation ("Articles of Incorporation") and our amended and restates bylaws, as amended ("Bylaws"), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, our Bylaws, and the applicable provisions of Nevada law for additional information.

Authorized Shares

Our capital shares consist of 100,000,000 shares of class A non-voting common stock, $0.01 par value per share ("Class A Common Stock"), 20,000,000 shares of class B voting common stock, $0.01 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), and 20,000,000 shares of undesignated preferred stock, $0.01 par value per share (the "Preferred Stock").

No shares of our authorized Preferred Stock have been issued or are currently outstanding. Pursuant to our Articles of Incorporation, our board of directors generally has the authority to designate, from time to time, Preferred Stock in one or more series, and to prescribe with respect to each such series the voting powers, if any, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions relating to such series, including liquidation preferences. However, we are required to obtain the approval of the holders of a majority of the outstanding shares of Class B Common Stock relating to the issuance of any class of Preferred Stock having voting rights, other than voting rights with respect to the approval of any change in the rights, privileges or preferences of such class of Preferred Stock.

Voting Rights

Holders of our Class A Common Stock have no voting rights, except that the holders of Class A Common Stock will be entitled to vote as a separate class on any amendments to our Articles of Incorporation or any merger that would adversely affect the rights, privileges or preferences of Class A Common Stock, or on any liquidation or dissolution in which such holders would receive securities with lesser rights, preferences and privileges than those attributable to Class A Common Stock. Holders of our Class B Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors. Holders of our Class B Common Stock do not have cumulative voting rights.

Dividends

Subject to any preferential rights of any class or series of Preferred Stock, if any, holders of shares of our Common Stock are entitled to receive dividends on the stock out of assets legally available for distribution if, when and as declared by our board of directors. The declaration and payment of dividends on our Common Stock is a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors as our board of directors considers relevant. Payment of dividends on Common Stock may be restricted by applicable Nevada law, and by loan agreements, indentures and other transactions entered into by us from time to time. We have never paid a cash dividend on either class of our Common Stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock, if any, then outstanding. Holders of our Common Stock have no preemptive, redemption or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

No Conversion, Redemption or Preemptive Rights

Holders of our Common Stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Consideration for Shares

The Common Stock authorized by the Articles of Incorporation may be issued from time to time for such consideration as is determined by our board of directors.

Miscellaneous

All outstanding shares of our Common Stock are fully paid and nonassessable. Except as otherwise specifically set forth in the Articles of Incorporation with respect to voting, all shares of our Class A Common Stock and Class B Common Stock have the same rights, preferences and privileges with respect to dividends, distributions, or any liquidation or dissolution of us.

Certain Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Nevada Law

General. Certain provisions of our Articles of Incorporation and our Bylaws, and certain provisions of the Nevada Revised Statutes ("NRS") could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws and the applicable provisions of Nevada law.

Dual Class Stock. Our Articles of Incorporation provide for a dual class common stock structure, which provides our Class B Common Stock with all of our voting power, except that the holders of Class A Common Stock will be entitled to vote as a separate class on any amendments to our Articles of Incorporation or any merger that would adversely affect the rights, privileges or preferences of Class A Common Stock, or on any liquidation or dissolution in which such holders would receive securities with lesser rights, preferences and privileges than those attributable to Class A Common Stock.  Accordingly, subject to the foregoing limitations, holders of our Class B Common Stock have the ability to control the outcome of matters requiring stockholder approval, including the election or removal of directors and significant corporate transactions.

Certain Issuances Class B Common Stock.  Our Articles of Incorporation require that we obtain the approval of the holders of a majority of the outstanding shares of Class B Common Stock before selling or issuing additional shares of Class B Common Stock representing 5% or more of the then-outstanding Class B Common Stock. This means, among other things, that our board of directors cannot authorize a transaction involving the sale or issuance of Class B Common Stock that would cause a change of control of the Company without the approval of the holders of a majority of the outstanding shares of Class B Common Stock. The foregoing provision of our Articles of Incorporation may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our Class A Common Stock to decline or prevent the holders of our Class A Common Stock from realizing a premium over the market price of their shares.

Certain Issuances of Preferred Stock.  Our Articles of Incorporation require that we obtain the approval of the holders of a majority of the outstanding shares of Class B Common Stock relating to the issuance of any class of Preferred Stock having voting rights, other than voting rights with respect to the approval of any change in the rights, privileges or preferences of such class of Preferred Stock. This means, among other things, that our board of directors cannot authorize a transaction involving the sale or issuance of Preferred Stock that would cause a change of control of the Company without the approval of the holders of a majority of the outstanding shares of Class B Common Stock. The foregoing provision of our Articles of Incorporation may have the effect of discouraging, delaying or preventing someone from acquiring us or merging with us, which might cause the market price of our Class A Common Stock to decline or prevent the holders of our Class A Common Stock from realizing a premium over the market price of their shares.

Special Meetings. Our Bylaws provide that special meetings of stockholders may only be called by the chairman or vice chairman of our board of directors or the president, by the resolution of a majority of our board of directors, or at the written request of the holders of a majority of the voting power of the stock entitled to vote.

Number of Directors. Our Articles of Incorporation and our Bylaws provide that the number of directors may from time to time be increased or decreased to not less than one or more than ten by action of our board of directors. Currently, the number of our directors is fixed at seven.

Board Vacancies. Any vacancy on our board of directors may be filled by a majority vote of the remaining directors, even if less than a quorum. Any director elected to fill a vacancy shall hold office until his or her successor is elected at an annual or a special meeting of the stockholders, or until his or her earlier resignation or removal.

Removal of Directors.  Our Bylaws provide that any or all of the directors may be removed from office at any time by the affirmative vote of the holders of not less than two-thirds of our outstanding shares of stock entitled to vote on such removal. In addition, NRS 78.335 generally requires the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove an incumbent director.

Nevada Anti-Takeover Statutes. The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada's "acquisition of controlling interest" statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These "control share" laws provide generally that any person that acquires a "controlling interest" in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our Articles of Incorporation or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a

"controlling interest" whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. These laws and provisions may have a chilling effect on certain transactions. We have opted out of Nevada's "acquisition of controlling interest" statutes (NRS 78.411 through 78.444, inclusive) in our Articles of  Incorporation.

Nevada's "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business "combinations" between certain Nevada corporations and any person deemed to be an "interested stockholder" of the corporation are prohibited for two years after such person first becomes an "interested stockholder" unless the corporation's board of directors approves the combination (or the transaction by which such person becomes an "interested stockholder") in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an "interested stockholder" is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term "combination" is sufficiently broad to cover most significant transactions between a corporation and an "interested stockholder". These laws generally apply to Nevada corporations with 200 or more stockholders of record. We have opted out of Nevada "combinations with interested stockholders" statutes (NRS 78.411 through 78.444, inclusive) in our Articles of Incorporation.

In addition, NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).